

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Todd Waltz
Chief Financial Officer
AEMETIS, INC
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

> **Re: AEMETIS, INC**
> **Form 10-K filed March 10, 2022**
> **Form 8-K filed November 3, 2022**
> **File No. 001-36475**

Dear Todd Waltz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services